Filed Pursuant to Rule 424(b)(3)

Registration No. 333-115886

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated September 10, 2004)

$265,212,000

ZERO COUPON SENIOR CONVERTIBLE CONTINGENT DEBT

SECURITIESSM (CODESSM) DUE 2024 AND COMMON STOCK

ISSUABLE UPON CONVERSION OF THE CODES

This prospectus supplement supplements the prospectus dated September 10, 2004 of Greater Bay Bancorp, relating to the sale from time to time by certain of our securityholders (including their pledges or donees) of up to $265,212,000 aggregate principal amount at maturity of CODES and the shares of common stock issuable upon conversion of the CODES. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Before deciding whether to invest, you should read the “Risk Factors” beginning on page 10 of the accompanying prospectus.

These securities are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The table of selling securityholders contained in the prospectus is hereby updated to reflect an amended amount of aggregate principal amount at maturity of CODES (and underlying common stock) that may be sold by the following selling securityholders who were previously identified in the prospectus:

Name	Aggregate principal Amount at Maturity of CODES that may be sold	Percentage of CODES outstanding(1)	Number of Shares of Common Stock that may be sold(2)	Percentage of Shares of Common Stock Outstanding(3)
DKR SoundShore Strategic Holding Fund Ltd.(4)	$3,000,000	1.1%	71,274	*
KBC Financial Products USA, Inc.(5)	$5,500,000	2.1%	130,670	*

*	Less than 1%
(1)	Calculated using $265,212,000 aggregate principal amount at maturity of CODES outstanding as of September 30, 2004.
(2)	Assumes conversion of all of the holder’s CODES at a conversion rate of 23.7582 shares of common stock per $1,000 principal amount at maturity of the CODES. This conversion rate is subject to adjustment, however, as described under “Description of the CODES – Conversion Rights” in the accompanying prospectus. As a result, the number of shares of common stock issuable upon conversion of the CODES may increase or decrease in the future. The Company is currently carrying forward an adjustment which will result in a conversion rate of 23.7644 shares of common stock per $1,000 of CODES.
(3)	Calculated based on Rule 13d-3(d)(1) of the Exchange Act, using 51,177,202 shares of common stock outstanding as of June 30, 2004. In calculating this amount for each holder, the number of shares of common stock issuable upon conversion of all of the holder’s CODES are treated as outstanding, but no other holder’s CODES are assumed to have been converted.
(4)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment adviser with the SEC and as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”.) DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities. Howard Fischer is the portfolio manager for these securities.
(5)	KBC Financial Products USA Inc. is an indirectly wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company, N.V., a publicly traded entity.

The date of this prospectus supplement is October 1, 2004.